SECURITIES AND EXCHANGE COMMISION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                       or

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCANGE ACT OF 1934
                         FOR THE TRANSITION PERIOD FROM

                                  ____ TO ____

                           FIRST MERCHANTS CORPORATION
                             RETIREMENT SAVINGS PLAN
              -----------------------------------------------------
               Full title of the plan and the address of the plan,
               if different from that of the issuer named below:


                          FIRST MERCHANTS CORPORATION
                                200 EAST JACKSON
                                MUNCIE, IN 47305
              -----------------------------------------------------
              Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                           FIRST MERCHANTS CORPORATION
                             RETIREMENT SAVINGS PLAN
                                Table of Contents

                                                                                                                  Page
----------------------------------------------------------------------------------------------------------------------------


Independent Auditor's Report                                                                                        1


Financial Statements

   Statement of net assets available for benefits                                                                   2

   Statement of changes in net assets available for benefits                                                        3

   Notes to financial statements                                                                                    4


Supplemental Schedule

   Schedule H, line 4i--Schedule of assets held for investment purposes at end of year                              8


                          Independent Auditor's Report


                  Administrative Committee
                  First Merchants Corporation
                  Retirement Savings Plan
                  Indianapolis, Indiana


                  We have audited the accompanying statement of net assets available for benefits of First Merchants Corporation Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Savings Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

                  Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year referred to as "supplemental information," is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                  [OBJECT OMITTED]
                  Indianapolis, Indiana
                  August 18, 2000

                                            FIRST MERCHANTS CORPORATION
                                              RETIREMENT SAVINGS PLAN
                                  Statement of Net Assets Available for Benefits


December 31                                                                                  1999               1998
----------------------------------------------------------------------------------------------------------------------------

Assets
   Investments, at fair value
     Temporary deposit funds                                                             $     482,379        $   268,503
     Collective investment funds                                                             9,606,458          6,666,408
     Mutual funds                                                                              662,901            346,918
                                                                                     ---------------------------------------
         Total investments                                                                  10,751,738          7,281,829
   Employer contributions receivable                                                            28,143             24,386
   Accrued income receivable                                                                    19,550              6,404
   Cash                                                                                          2,762
                                                                                     ---------------------------------------

Net Assets Available for Benefits                                                          $10,802,193         $7,312,619
                                                                                     =======================================


See notes to financial statements.

                           FIRST MERCHANTS CORPORATION
                             RETIREMENT SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits


Year Ended December 31                                                                        1999              1998
----------------------------------------------------------------------------------------------------------------------------

Additions
   Investment income
     Net appreciation in fair value of investments                                         $  1,219,064        $1,028,892
     Interest and dividends                                                                      63,825            43,614
                                                                                      --------------------------------------
                                                                                              1,282,889         1,072,506
   Employee contributions                                                                     1,032,407         1,266,330
   Employer contributions                                                                       109,837            96,609
   Transfers from other plans                                                                 1,374,720
                                                                                      --------------------------------------
         Total additions                                                                      3,799,853         2,435,445

Deductions--benefits paid to participants                                                        310,279           340,032
                                                                                      --------------------------------------

Net Increase                                                                                  3,489,574         2,095,413

Net Assets Available for Benefits, Beginning of Year                                          7,312,619         5,217,206
                                                                                      --------------------------------------

Net Assets Available for Benefits, End of Year                                              $10,802,193        $7,312,619
                                                                                      ======================================

See notes to financial statements.

                           FIRST MERCHANTS CORPORATION
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements


Note 1 -- Description of Plan

The following description of First Merchants Corporation Retirement Savings Plan
(Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who have completed one year of service, worked at least 1000 hours, and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Bank, N.A. (Bank) is the trustee of the Plan.

Contributions
The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 15% of eligible compensation. Employee rollover contributions are also permitted. The Corporation makes matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation. Forfeitures are used to reduce the Corporation's contributions.

Participant Investment Account Options
Investment account options available include a managed, fixed value, bond, stock, international equity and small cap fund. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation quarterly.

Participant Accounts
Each participant's account is credited with the participant's contribution, allocation of the Corporation contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are immediately vested in their salary deferral and rollover contribution accounts plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                          FIRST MERCHANTS CORPORATION
                            RETIREMENT SAVINGS PLAN
                         Notes to Financial Statements


Note 2 -- Summary of Significant Accounting Policies

Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

Investments
Investments are valued at estimated fair value. Temporary deposit funds are valued at cost, which approximates market. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits Benefits are recorded when paid.

Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.


Note 3 -- Investments

The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:


                                                                                                    1999
                                                                                  ------------------------------------------
                                                                                           Net
                                                                                       Appreciation         Fair Value
                                                                                      in Fair Value           at End
Year Ended December 31                                                                 During Year            of Year
----------------------------------------------------------------------------------------------------------------------------

Investments at estimated fair value as determined by quoted prices in an active market
   Mutual funds                                                                         $   136,012          $    662,901
Investments at estimated fair value and cost which approximates market and contract value
   Temporary deposit funds                                                                                        482,379
   Collective investment funds                                                            1,083,052             9,606,458
                                                                                  ------------------------------------------

                                                                                         $1,219,064           $10,751,738
                                                                                  ==========================================


                          FIRST MERCHANTS CORPORATION
                            RETIREMENT SAVINGS PLAN
                         Notes to Financial Statements


                                                                                                    1998
                                                                                  ------------------------------------------
                                                                                           Net
                                                                                       Appreciation
                                                                                      (Depreciation)        Fair Value
                                                                                      in Fair Value           at End
Year Ended December 31                                                                 During Year            of Year
----------------------------------------------------------------------------------------------------------------------------

Investments at estimated fair value as determined by quoted prices in an active market
   Mutual funds                                                                        $    (32,670)         $   346,918
Investments at estimated fair value and cost which approximates market and contract value
   Temporary deposit funds                                                                                       268,503
   Collective investment funds                                                            1,061,562            6,666,408
                                                                                  ------------------------------------------

                                                                                         $1,028,892           $7,281,829
                                                                                  ==========================================

The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

December 31                                                                                    1999              1998
----------------------------------------------------------------------------------------------------------------------------

First Merchants Bank, N.A. Intermediate Growth Fund for Tax Exempt Accounts
                                                                                              $7,816,447        $5,337,817
First Merchants Bank, N.A. Intermediate Term Income Fund for Tax Exempt Accounts
                                                                                               1,790,011         1,328,591


Note 4 -- Net Assets of Withdrawing Participants

Net assets available for benefits includes $19,812 and $129,304 at December 31, 1999 and 1998, allocated to participants who have elected to withdraw from the Plan.


Note 5 -- Differences Between Financial Statements and Form 5500 Information

Differences  between the Annual  Return/Report  of Employee  Benefit  Plan (Form
5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting realized gains and losses on Form 5500 based on the beginning of the year current value of the assets sold or the cost of assets acquired during the year and in the accompanying statement of changes in net assets available for benefits based on the original cost.

                          FIRST MERCHANTS CORPORATION
                            RETIREMENT SAVINGS PLAN
                         Notes to Financial Statements


Note 6 -- Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in First Merchants Bank, N.A. Temporary Fund II, Intermediate Growth Fund for Tax Exempt Accounts and Intermediate Term Income Fund for Tax Exempt Accounts.

Activity at fair value was as follows:

                                                                                                       First Merchants
                                                                            First Merchants              Bank, N.A.
                                                 First Merchants               Bank, N.A.             Intermediate Term
                                                    Bank, N.A.            Intermediate Growth          Income Fund for
                                                    Temporary             Fund for Tax Exempt            Tax Exempt
                                                   Deposit Fund                 Accounts                  Accounts
----------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1998                              $412,774                  $3,677,651                $1,081,441
  Changes                                             (154,579)                  1,660,166                   247,150
                                            --------------------------------------------------------------------------------

Balance, December 31, 1998                             258,195                   5,337,817                 1,328,591
  Changes                                              219,774                   2,478,630                   461,420
                                            --------------------------------------------------------------------------------

Balance, December 31, 1999                            $477,969                  $7,816,447                $1,790,011
                                            ================================================================================

The Corporation provides certain administrative services at no cost to the Plan.


Note 7 -- Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the trust established under the Plan is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


Note 8 -- Plan Amendment

During 1999, the Plan was amended to allow First National Bank of Portland (First National) to participate in the Plan. Assets of First National's previous plan are included in the total assets of $1,374,720 that were transferred into the Plan in 1999.

                              Supplemental Schedule




                           FIRST MERCHANTS CORPORATION
                             RETIREMENT SAVINGS PLAN
      Schedule H, line 4i--Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 1999
           Employer Identification Number: 35-1544218 Plan Number: 002


 (a)                           (b)                                       (c)                    (d)              (e)
                                                              Description of Investment
                        Identity of Issue,                         Including Par or
                       Borrower, Lessor, or                         Maturity Value                             Current
                          Similar Party                                                        Cost             Value
----------------------------------------------------------------------------------------------------------------------------

     Temporary Deposit Funds
        *First Merchants Bank, N.A. Temporary Fund II                  $470,873              $   470,873      $   470,873
        *First Merchants Bank, N.A. Temporary Fund                        7,096                    7,096            7,096
        Federated Prime Cash Obligation                                   4,410                    4,410            4,410
                                                                                         -----------------------------------
                                                                                                 482,379          482,379
                                                                                         -----------------------------------
     Collective Investment Funds
        *First Merchants Bank, N.A. Intermediate Growth Fund
          for Tax Exempt Accounts                                    329,351 shares            4,705,120        7,816,447
        *First Merchants Bank, N.A. Intermediate Term Income
          Fund for Tax Exempt Accounts                               248,700 shares            1,677,946        1,790,011
                                                                                         -----------------------------------
                                                                                               6,383,066        9,606,458
                                                                                         -----------------------------------
     Mutual Funds
        T. Rowe Price International Fund                               4,207 shares               63,548           80,058
        Scudder International Fund                                     1,199 shares               65,025           84,798
        Franklin Templeton Foreign Fund                                6,609 shares               66,775           74,148
        Vanguard International Fund                                    3,280 shares               61,435           73,758
        Franklin Small Cap Growth Fund                                 3,121 shares               79,196          138,397
        Managers Special Equity Fund                                   1,245 shares               81,507          113,840
        T. Rowe Price Small Cap Value Fund                             5,477 shares              115,005           96,508
        Franklin Templeton Developing Markets                             89 shares                1,500            1,394
                                                                                         -----------------------------------
                                                                                                 533,991          662,901
                                                                                         -----------------------------------

                                                                                              $7,399,436      $10,751,738
                                                                                         ===================================

        *Party-in-interest

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        Date:  11/22/00                     By: /s/ Kimberly J. Ellington
               --------                         -------------------------
                                                    Kimberly J. Ellington
                                                    First Merchants Corporation
                                                    Retirement Savings Plan